EXHIBIT 99.1

Hydrogenics Announces Upcoming Investor Events

MISSISSAUGA, Ontario, May 22, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company will participate in the following events during May, 2014:

  May 28: Craig-Hallum Annual Institutional Investor Conference in Minneapolis

  May 29: Cowen 42nd Annual Technology, Media & Telecom Conference in New York

Institutional investors are welcome to attend and meet with management. To view related conference materials, please visit www.hydrogenics.com.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift to hydrogen. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

CONTACT: Chris Witty
         Hydrogenics Investor Relations
         646-438-9385
         cwitty@darrowir.com